Filed Pursuant to Rule 433

Registration Statement No. 333-165548

AXIS Capital Holdings Limited

6.875% SERIES C PREFERRED SHARES

This term sheet should be read together with AXIS Capital Holdings Limited’s preliminary prospectus supplement dated March 12, 2012 to the prospectus dated March 18, 2010.

Issuer:	AXIS Capital Holdings Limited

Security Type:	6.875% Series C Preferred Shares

Anticipated Ratings (Moody’s / S&P / Fitch):*	Baa3 (stable) / BBB (stable) / BBB (stable)

Size:	16,000,000 shares; ($400,000,000 aggregate liquidation preference)

Over Allotment Amount:	None

Trade Date:	March 12, 2012

Settlement Date:	March 19, 2011 (T+5)

Maturity Date:	Perpetual

Liquidation Preference:	$25 per share

Dividend Payment Dates:	Dividends on the Series C Preferred Shares will be payable on a non-cumulative basis only when, as and if declared by the Issuer’s board of directors, quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on July 15, 2012

Dividend Rate:	6.875% of the $25 per share liquidation preference per annum (equivalent to $1.71875 per share).

Optional Redemption:	On and after April 15, 2017 or at any time following the occurrence of a tax event (as defined in “Description of the Series C Preferred Shares— Redemption” in the preliminary prospectus supplement), the Issuer may redeem the Series C Preferred Shares, in whole or in part, at a redemption price of $25 per share, plus declared and unpaid dividends, if any, to, but excluding, the date of redemption.

At any time prior to April 15, 2017, if the Issuer submits to the holders of its common shares a proposal for an amalgamation or merger or if the Issuer submits any proposal for any other matter that requires, as a result of a change in Bermuda law after the date of this prospectus supplement, for its validation or effectuation an affirmative vote of the holders of the Series C Preferred Shares at the time outstanding, the Issuer will have the option to redeem all of the outstanding Series C Preferred Shares at a redemption price of $26 per share, plus declared and unpaid dividends, if any, to, but excluding, the date of redemption.

Public Offering Price:	$25.00 per share; $400,000,000 total

Underwriting Discounts:	$0.7875 per Series C preferred share for retail orders; $1,456,875 total; and $0.286 per Series C preferred share for institutional orders; $4,046,875 total

Proceeds to the Issuer, before expenses:	$394,496,250 total

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering and cash on hand to repurchase its Series B Preferred Shares in the Tender Offer and to redeem a portion of its outstanding Series A Preferred Shares following consummation of this offering.

Expected Listing:	NYSE. If the application is approved, trading in the Series C Preferred Shares is expected to commence within 30 days after the initial delivery.

CUSIP / ISIN:	G0692U307 / BMG0692U3079

Sole Book-Running Manager:	Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Morgan Stanley & Co. LLC

Co-Managers:	Credit Agricole Securities (USA) Inc.

Goldman, Sachs & Co.

HSBC Securities (USA) Inc.

ING Financial Markets LLC

Capitalization:

The Issuer’s consolidated capitalization as of December 31, 2011, on an as adjusted basis to reflect this offering and the use of net proceeds thereof and cash on hand as described under “Use of Proceeds” in the preliminary prospectus supplement (assuming the purchase of all of the Issuer’s outstanding Series B Preferred Shares in the Tender Offer and assuming the redemption of 6,000,000 Series A Preferred Shares (representing $150 million in aggregate liquidation preference)) would be as follows:

1.	Series A Preferred Shares would equal $100 million;
2.	Series B Preferred Shares would equal $0;
3.	Series C Preferred Shares would equal $400 million;
4.	Additional paid in capital would equal $2,107 million;
5.	Retained earnings would equal $4,141 million; and
6.	Total shareholders’ equity would equal $5,431 million.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the Series C Preferred Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. This communication is intended for the sole use of the person to whom it is provided by the sender.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at 1-800-326-5897.